UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                               Capital Trust, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    14052H100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Joseph B. Wollard, Esq.
                                 Citigroup Inc.
                           425 Park Avenue, 3rd Floor
                               New York, NY 10043
                                 (212) 559-1000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 January 7, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14052H100               SCHEDULE 13D                Page 2 of 25 Pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Travelers Limited Real Estate Mezzanine Investments I, LLC ("Limited REMI I")

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [ ]
          (b) [X]

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

          OO

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                           7    SOLE VOTING POWER

                                0

  NUMBER OF SHARES         8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  4,250,000
   EACH REPORTING
       PERSON              9    SOLE DISPOSITIVE POWER
        WITH
                                0

                           10   SHARED DISPOSITIVE POWER

                                4,250,000

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,250,000

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]


    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.3%

    14    TYPE OF REPORTING PERSON*

          OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 14052H100               SCHEDULE 13D                Page 3 of 25 Pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Travelers General Real Estate Mezzanine Investments II, LLC ("General REMI II")

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [ ]
          (b) [X]

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

          OO

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                           7    SOLE VOTING POWER

                                0

  NUMBER OF SHARES         8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  3,015,600
   EACH REPORTING
       PERSON              9    SOLE DISPOSITIVE POWER
        WITH
                                0

                           10   SHARED DISPOSITIVE POWER

                                3,015,600

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,015,600

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.7%

    14    TYPE OF REPORTING PERSON*

          OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 14052H100               SCHEDULE 13D                Page 4 of 25 Pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          TINDY RE Investments, Inc. ("TINDY")

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [ ]
          (b) [X]

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

          AF

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Connecticut

                           7    SOLE VOTING POWER

                                0

  NUMBER OF SHARES         8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  7,265,600
   EACH REPORTING
       PERSON              9    SOLE DISPOSITIVE POWER
        WITH
                                0

                           10   SHARED DISPOSITIVE POWER

                                7,265,600

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,265,600

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.7%

    14    TYPE OF REPORTING PERSON*

          CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 14052H100               SCHEDULE 13D                Page 5 of 25 Pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          The Travelers Indemnity Company ("Indemnity")

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [ ]
          (b) [X]

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

          AF

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Connecticut

                           7    SOLE VOTING POWER

                                0

  NUMBER OF SHARES         8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  7,265,600
   EACH REPORTING
       PERSON              9    SOLE DISPOSITIVE POWER
        WITH
                                0

                           10   SHARED DISPOSITIVE POWER

                                7,265,600

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,265,600

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.7%

    14    TYPE OF REPORTING PERSON*

          CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 14052H100               SCHEDULE 13D                Page 6 of 25 Pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Travelers Property Casualty Corp. ("TPC")

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [ ]
          (b) [X]

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

          AF

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                           7    SOLE VOTING POWER

                                0

  NUMBER OF SHARES         8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  7,265,600
   EACH REPORTING
       PERSON              9    SOLE DISPOSITIVE POWER
        WITH
                                0

                           10   SHARED DISPOSITIVE POWER

                                7,265,600

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,265,600

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.7%

    14    TYPE OF REPORTING PERSON*

          CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 14052H100               SCHEDULE 13D                Page 7 of 25 Pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          The Travelers Insurance Group Inc.  ("TIGI")

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [ ]
          (b) [X]

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

          AF

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Connecticut

                           7    SOLE VOTING POWER

                                0

  NUMBER OF SHARES         8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  7,265,600
   EACH REPORTING
       PERSON              9    SOLE DISPOSITIVE POWER
        WITH
                                0

                           10   SHARED DISPOSITIVE POWER

                                7,265,600

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,265,600

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.7%

    14    TYPE OF REPORTING PERSON*

          CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 14052H100               SCHEDULE 13D                Page 8 of 25 Pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          PFS Services, Inc. ("PFS")

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [ ]
          (b) [X]

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

          AF

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Georgia

                           7    SOLE VOTING POWER

                                0

  NUMBER OF SHARES         8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  7,265,600
   EACH REPORTING
       PERSON              9    SOLE DISPOSITIVE POWER
        WITH
                                0

                           10   SHARED DISPOSITIVE POWER

                                7,265,600

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,265,600

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.7%

    14    TYPE OF REPORTING PERSON*

          CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 14052H100               SCHEDULE 13D                Page 9 of 25 Pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Associated Madison Companies, Inc. ("Madison")

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [ ]
          (b) [X]

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

          AF

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                           7    SOLE VOTING POWER

                                0

  NUMBER OF SHARES         8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  7,265,600
   EACH REPORTING
       PERSON              9    SOLE DISPOSITIVE POWER
        WITH
                                0

                           10   SHARED DISPOSITIVE POWER

                                7,265,600

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,265,600

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.7%

    14    TYPE OF REPORTING PERSON*

          CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 14052H100               SCHEDULE 13D               Page 10 of 25 Pages

     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Citigroup Inc. ("Citigroup")

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [ ]
          (b) [X]

     3    SEC USE ONLY


     4    SOURCE OF FUNDS*

          AF

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                           7    SOLE VOTING POWER

                                0

  NUMBER OF SHARES         8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  7,265,600
   EACH REPORTING
       PERSON              9    SOLE DISPOSITIVE POWER
        WITH
                                0

                           10   SHARED DISPOSITIVE POWER

                                7,265,600

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,265,600

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          27.7%

    14    TYPE OF REPORTING PERSON*

          CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

Item 1.      Security and Issuer.

             The title of the class of equity securities to which this statement relates is Class A Common Stock, par value $0.01 per share (the "Common Stock"), of Capital Trust, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 410 Park Avenue, 14th Floor, New York, New York, 10022.

Item 2.      Identity and Background.

             Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Statement on
Schedule 13D on behalf of Travelers Limited Real Estate Mezzanine Investments I, LLC, a Delaware limited liability company ("Limited REMI I"), Travelers General Real Estate Mezzanine Investments II, LLC, a Delaware limited liability company ("General REMI II"), TINDY RE Investments, Inc., a Connecticut corporation ("TINDY"), The Travelers Indemnity Company, a Connecticut corporation ("Indemnity"), Travelers Property Casualty Corp., a Delaware corporation ("TPC"), The Travelers Insurance Group Inc., a Connecticut corporation ("TIGI"), PFS Services, Inc., a Georgia corporation ("PFS"), Associated Madison Companies, a Delaware corporation ("Madison") and Citigroup Inc., a Delaware corporation ("Citigroup") (each, a "Reporting Person" and collectively, the "Reporting Persons").

LIMITED REMI I

             (a)  Name: Travelers Limited Real Estate Mezzanine Investments I,
                  LLC
             (b) Address of Principal Place of Business and Office: c/o Citigroup Investments Inc., One Tower Square - 9PB, Hartford, CT 06183-2030
             (c)  Principal Business: Real estate investment vehicle
             (d)  Place of Organization: Delaware

Officers and Directors: See Exhibit A attached hereto, which is incorporated herein by reference with respect to each executive officer and director of Limited REMI I.

             Neither Limited REMI I nor, to the best knowledge of Limited REMI I, any of the persons listed in Exhibit A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Limited REMI I or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

GENERAL REMI II

             (a)  Name: Travelers General Real Estate Mezzanine Investments II,
                  LLC
             (b) Address of Principal Place of Business and Office: c/o Citigroup Investments Inc., One Tower Square - 9PB, Hartford, CT 06183-2030
             (c)  Principal Business: Real estate investment vehicle
             (d)  Place of Organization: Delaware

Officers and Directors: See Exhibit B attached hereto, which is incorporated herein by reference with respect to each executive officer and director of General REMI II.

             Neither General REMI II nor, to the best knowledge of General REMI II, any of the persons listed in Exhibit B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which General REMI II or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

TINDY

             (a)  Name: TINDY RE Investments, Inc.
             (b) Address of Principal Place of Business and Office: c/o Citigroup Investments Inc., One Tower Square - 9PB, Hartford, CT 06183-2030
             (c)  Principal Business: Real estate investment vehicle
             (d)  Place of Organization: Connecticut

             TINDY has not been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which TINDY was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Indemnity

             (a)  Name: The Travelers Indemnity Company
             (b) Address of Principal Place of Business and Office: One Tower Square, Hartford, Connecticut 06183
             (c)  Principal Business: Insurance
             (d)  Place of Organization: Connecticut

             Indemnity has not been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Indemnity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

TPC

             (a)  Name: Travelers Property Casualty Corp.
             (b) Address of Principal Place of Business and Office: One Tower Square, Hartford, Connecticut 06183
             (c)  Principal Business: Holding company
             (d)  Place of Organization: Delaware

             TPC has not been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which TPC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

TIGI

             (a)  Name: The Travelers Insurance Group Inc.
             (b) Address of Principal Place of Business and Office: One Tower Square, Hartford, Connecticut 06183
             (c)  Principal Business: Holding company
             (d)  Place of Organization: Connecticut

             TIGI has not been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which TIGI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

PFS

             (a)  Name: PFS Services, Inc.
             (b) Address of Principal Place of Business and Office: 3120 Breckinridge Boulevard, Duluth, Georgia 30199
             (c)  Principal Business: Holding company
             (d)  Place of Organization: Georgia

             PFS has not been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which PFS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Madison

             (a)  Name: Associated Madison Companies
             (b) Address of Principal Place of Business and Office: 399 Park Avenue, New York, New York 10043
             (c)  Principal Business: Holding company
             (d)  Place of Organization: Delaware

             Madison has not been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Madison was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Citigroup

             (a)  Name: Citigroup Inc.
             (b) Address of Principal Place of Business and Office: 399 Park Avenue, New York, New York, 10043
             (c)  Principal Business: Financial services holding company
             (d)  Place of Organization: Delaware

Officers and Directors: See Exhibit C attached hereto, which is incorporated herein by reference with respect to each executive officer and director of Citigroup.

             Neither Citigroup nor, to the best knowledge of Citigroup, any of the persons listed in Exhibit C hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Citigroup or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

             On March 8, 2000, in connection with the formation of Fund I as described in Item 4 below, the Company issued a warrant to purchase 4,250,000 shares of Common Stock (the "Limited REMI I Warrant") to a subsidiary which immediately thereafter contributed such warrant to Fund I. The Limited REMI I Warrant was immediately thereafter acquired by Limited REMI I in exchange for a note in the amount of $1,360,000. Additionally, on April 9, 2001, in connection with its contribution to Fund II as described in Item 4 below, the Company issued a warrant to purchase 3,015,600 shares of Common Stock (the "General REMI II Warrant" and, together with the Limited REMI I Warrant, the "Warrants") to a subsidiary which immediately thereafter contributed such warrant to Fund II. The General REMI II Warrant was immediately thereafter acquired by General REMI II in exchange for a note in the amount of $964,992. All interests, direct and indirect, in the Common Stock reported in this Schedule 13D were acquired with the working capital of Limited REMI I, General REMI II and other subsidiaries of Citigroup.

Item 4.      Purpose of Transaction.

             On March 8, 2000, affiliates of Citigroup entered into a strategic venture with the Company and certain of its wholly owned subsidiaries, following which the Company commenced its new investment management business. The venture parties have agreed, among other things, to co-sponsor, commit to invest capital in, and manage a series of high-yield commercial real estate mezzanine investment opportunity funds (collectively, the "Mezzanine Funds"). Citigroup and the Company have made capital commitments to the Mezzanine Funds of up to an aggregate of $400.0 million and $112.5 million, respectively, subject to certain terms and conditions.

             The strategic venture is governed by a venture agreement, dated as of March 8, 2000 (the "Venture Agreement"), pursuant to which the parties created CT Mezzanine Partners I LLC ("Fund I"), to which Limited REMI I and a wholly owned subsidiary of the Company, as members thereof, made capital contributions of $164.3 million and $54.8 million, respectively. Pursuant to the Venture Agreement, the parties also created CT Mezzanine Partners II LLC ("Fund II"), to which General REMI II and an affiliate of Limited REMI I made an aggregate capital commitment of $132.4 million and a wholly owned subsidiary of the Company made an aggregate capital commitment of $33.1 million. On April 9, 2001, Fund II effected its initial closing whereupon it closed on an aggregate of $500 million in capital commitments, including those of third party investors. Fund I ceased investment activities upon the Fund II initial closing. A wholly owned subsidiary of the Company, CT Investment Management Co., LLC ("CTIMCO"), serves as the exclusive investment manager to Fund I and Fund II and is currently negotiating suitable investments for Fund II.

             In consideration of, among other things, Citigroup's commitment to invest up to $400 million in the aggregate to the Mezzanine Funds, the Company agreed in the Venture Agreement to issue the Warrants. In connection with the organization of Fund I, the Company issued the Limited REMI I Warrant at an exercise price of $5.00 per share. The Limited REMI I Warrant has a term of five years that expires on March 8, 2005 and became exercisable on March 8, 2001, for cash or pursuant to a cashless exercise feature that allows Limited REMI I to exchange a portion of the warrants directly for shares of Common Stock at a predetermined ratio. In connection with the organization of Fund II, the Company issued the General REMI II Warrant on the same terms as the Limited REMI I warrant. The General REMI II Warrant has a term that expires on March 8, 2005 and is immediately exercisable for cash or pursuant to a cashless exercise feature substantially similar to the Limited REMI I Warrant.

             Pursuant to the Venture Agreement, the Company increased the size of its board of directors by two and Marc Weill and Michael Watson, Chief Executive Officer and Senior Vice President, respectively, of Citigroup Investments Inc., became directors of the Company. Effective June 1, 2000, Mr. Weill resigned from the board of directors of the Company and was replaced by Susan W. Lewis, Executive Vice President of Citigroup Investments Inc.

             In anticipation of the creation of Fund II, General REMI II and certain stockholders of the Company (the "Stockholders") entered into a Stockholder Voting and Lockup Agreement, dated as of March 8, 2000 (the "Voting Agreement") in which the Stockholders agreed to vote in favor of two nominees designated by General REMI II to serve as directors of the Company. The Stockholders also agreed to vote in favor of certain matters related to the tax status of the Company. Finally, the Stockholders agreed to a restriction prohibiting a sale of their shares of Common Stock without the prior written consent of General REMI II, subject to certain exceptions. The different rights and obligations of the Voting Agreement terminate at various times, but generally will be in effect as long as Fund II is in operation.

             In addition to the Voting Agreement, General REMI II entered into a series of agreements with certain other stockholders of the Company (the "Other Approval Agreement Parties"), each dated as of March 8, 2000 (the "Approval Agreements"), pursuant to which such other stockholders agreed to vote in favor of the issuance of the General REMI II Warrant and certain matters related to the tax status of the Company. The stockholders also agreed not to sell their shares of Common Stock without the prior written consent of General REMI II, subject to certain exceptions.

             Depending on market conditions and other factors (including evaluation of the Company's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), Citigroup and its subsidiaries may from time to time purchase additional securities of the Company and dispose of all or a portion of such securities.

             Except as described in this Item 4, none of the Reporting Persons or, to the best knowledge of Limited REMI I, General REMI II and Citigroup, any of the persons named in Exhibits A, B and C, respectively, to this Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.      Interest in Securities of the Company.

             (a-b) The percentages calculated in this Item 5 are based upon 18,949,953 shares of Common Stock outstanding, as stated in the Company's report on Form 8-K filed on April 10, 2001.

LIMITED REMI I

Limited REMI I directly beneficially owns 4,250,000 shares of Common Stock. The following information is being provided as of such time with respect to Limited REMI I's beneficial ownership of the Common Stock.

             (a)  Amount Beneficially Owned:                           4,250,000
             (b)  Percent of Class:                                        18.3%
             (c)  Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote               0
                  (ii)  shared power to vote or direct the vote        4,250,000
                  (iii) sole power to dispose or to direct the
                        disposition of                                         0
                  (iv)  shared power to dispose or to direct the
                        disposition of                                 4,250,000

GENERAL REMI II

General REMI II directly beneficially owns 3,015,600 shares of Common Stock. The following information is being provided as of such time with respect to General REMI II's beneficial ownership of the Common Stock.

             (a)  Amount Beneficially Owned:                           3,015,600
             (b)  Percent of Class:                                        13.7%
             (c)  Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote               0
                  (ii)  shared power to vote or direct the vote        3,015,600
                  (iii) sole power to dispose or to direct the
                        disposition of                                         0
                  (iv)  shared power to dispose or to direct the
                        disposition of                                 3,015,600

TINDY

TINDY owns 67% of the equity of both Limited REMI I and General REMI II and, as a result, indirectly beneficially owns the shares of Common Stock directly beneficially owned by Limited REMI I and General REMI II.

             (a)  Amount Beneficially Owned:                           7,265,600
             (b)  Percent of Class:                                        27.7%
             (c)  Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote               0
                  (ii)  shared power to vote or direct the vote        7,265,600
                  (iii) sole power to dispose or to direct the
                        disposition of                                         0
                  (iv)  shared power to dispose or to direct the
                        disposition of                                 7,265,600

Indemnity

Indemnity is the parent company of TINDY and, as a result, indirectly beneficially owns the shares of Common Stock directly beneficially owned by Limited REMI I and General REMI II.

             (a)  Amount Beneficially Owned:                           7,265,600
             (b)  Percent of Class:                                        27.7%
             (c)  Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote               0
                  (ii)  shared power to vote or direct the vote        7,265,600
                  (iii) sole power to dispose or to direct the
                        disposition of                                         0
                  (iv)  shared power to dispose or to direct the
                        disposition of                                 7,265,600

TPC

TPC is the parent company of Indemnity and, as a result of Indemnity's holdings, indirectly beneficially owns the shares of Common Stock directly beneficially owned by Limited REMI I and General REMI II.

             (a)  Amount Beneficially Owned:                           7,265,600
             (b)  Percent of Class:                                        27.7%
             (c)  Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote               0
                  (ii)  shared power to vote or direct the vote        7,265,600
                  (iii) sole power to dispose or to direct the
                        disposition of                                         0
                  (iv)  shared power to dispose or to direct the
                        disposition of                                 7,265,600

TIGI

TIGI is the parent company of TPC and The Travelers Insurance Company, a Connecticut corporation ("TIC") which owns 33% of the equity of both Limited REMI I and General REMI II. As a result, TIGI indirectly beneficially owns the shares of Common Stock directly beneficially owned by Limited REMI I and General REMI II.

             (a)  Amount Beneficially Owned:                           7,265,600
             (b)  Percent of Class:                                        27.7%
             (c)  Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote               0
                  (ii)  shared power to vote or direct the vote        7,265,600
                  (iii) sole power to dispose or to direct the
                        disposition of                                         0
                  (iv)  shared power to dispose or to direct the
                        disposition of                                 7,265,600

PFS

PFS is the parent company of TIGI and, as a result of TIGI's holdings, indirectly and beneficially owns the shares of Common Stock directly beneficially owned by Limited REMI I and General REMI II.

             (a)  Amount Beneficially Owned:                           7,265,600
             (b)  Percent of Class:                                        27.7%
             (c)  Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote               0
                  (ii)  shared power to vote or direct the vote        7,265,600
                  (iii) sole power to dispose or to direct the
                        disposition of                                         0
                  (iv)  shared power to dispose or to direct the
                        disposition of                                 7,265,600

Madison

Madison is the parent company of PFS and, as a result of PFS's holdings, indirectly beneficially owns the shares of Common Stock directly beneficially owned by Limited REMI I and General REMI II.

             (a)  Amount Beneficially Owned:                           7,265,600
             (b)  Percent of Class:                                        27.7%
             (c)  Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote               0
                  (ii)  shared power to vote or direct the vote        7,265,600
                  (iii) sole power to dispose or to direct the
                        disposition of                                         0
                  (iv)  shared power to dispose or to direct the
                        disposition of                                 7,265,600

Citigroup

Citigroup is the parent company of Madison and, as a result of Madison's holdings, indirectly beneficially owns the shares of Common Stock directly beneficially owned by Limited REMI I and General REMI II.

             (a)  Amount Beneficially Owned:                           7,265,600
             (b)  Percent of Class:                                        27.7%
             (c)  Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote               0
                  (ii)  shared power to vote or direct the vote        7,265,600
                  (iii) sole power to dispose or to direct the
                        disposition of                                         0
                  (iv)  shared power to dispose or to direct the
                        disposition of                                 7,265,600

             By reason of their relationship, Citigroup, Madison, PFS, TIGI, TPC, Indemnity and TINDY may be deemed to share voting and dispositive power with respect to Common Stock owned by Limited REMI I and General REMI II. To the best knowledge of Limited REMI I, General REMI II and Citigroup, none of the persons listed in Exhibits A, B and C, respectively, beneficially owns any securities of the Company.

             As described in Item 4, General REMI II and the Stockholders have entered into the Voting Agreement with respect to shares of Common Stock held by the Stockholders. Each of the Reporting Persons disclaims beneficial ownership of any and all securities held by all parties to the Voting Agreement other than General REMI II.

             As described in Item 4, General REMI II and each of the Other Approval Agreement Parties have entered into an Approval Agreement with respect to shares of Common Stock held by the Other Approval Agreement Parties. General REMI II disclaims beneficial ownership of any shares of Common Stock held by the Other Approval Agreement Parties, and each of the Other Approval Agreement Parties disclaims beneficial ownership of any shares of Common Stock held by General REMI II.

             (c) To the best knowledge of the Reporting Persons, and except as described in Items 3 and 4, none of the Reporting Persons or, to the best knowledge of Limited REMI I, General REMI II or Citigroup, any person named in Exhibit A, Exhibit B or Exhibit C, respectively, has effected any transactions in the Company's Class A Common Stock during the period which commenced sixty days prior to the date of the event which triggered the filing of this Schedule 13D and ends on the date of the filing of this Schedule 13D.

             (d) Not applicable.

             (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

             Except as set forth above and in Items 3, 4, and 5 of this Schedule 13D, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to the securities of the Company.

Item 7.      Material to be filed as Exhibits.

             Exhibit       Description

             A             Officers and Directors of Limited REMI I.

             B             Officers and Directors of General REMI II.

             C             Officers and Directors of Citigroup.

             D Consent to Joint Filing of Schedule 13D pursuant to Rule 13d-1(k) of the Act.

             E Venture Agreement among Travelers Limited Real Estate Mezzanine Investments I, LLC, Travelers General Real Estate Mezzanine Investments II, LLC, Travelers Limited Real Estate Mezzanine Investments II, LLC, CT-F1, LLC, CT-F2-GP, LLC, CT-F2-LP, LLC, CT Investment Management Co., LLC and Capital Trust, Inc., dated as of March 8, 2000 (filed as Exhibit
                           10.1 to the Company's Current Report on Form 8-K (File No. 1-14788) filed on March 23, 2000 and incorporated herein by reference).

             F Amendment No. 1 to the Venture Agreement among Travelers Limited Real Estate Mezzanine Investments I, LLC, Travelers General Real Estate Mezzanine Investments II, LLC, Travelers Limited Real Estate Mezzanine Investments II, LLC, CT-F1, LLC, CT-F2-GP, LLC, CT-F2-LP, LLC, CT Investment Management Co., LLC and Capital Trust, Inc., dated as of April 7, 2000.

             G Amendment No. 2 to the Venture Agreement among Travelers Limited Real Estate Mezzanine Investments I, LLC, Travelers General Real Estate Mezzanine Investments II, LLC, Travelers Limited Real Estate Mezzanine Investments II, LLC, CT-F1, LLC, CT-F2-GP, LLC, CT-F2-LP, LLC, CT Investment Management Co., LLC and Capital Trust, Inc., dated as of April 21, 2000.

             H Amendment No. 3 to the Venture Agreement among Travelers Limited Real Estate Mezzanine Investments I, LLC, Travelers General Real Estate Mezzanine Investments II, LLC, Travelers Limited Real Estate Mezzanine Investments II, LLC, CT-F1, LLC, CT-F2-GP, LLC, CT-F2-LP, LLC, CT Investment Management Co., LLC and Capital Trust, Inc., dated as of May 10, 2000.

             I Stockholder Voting and Lockup Agreement between Travelers General Real Estate Mezzanine Investments II, LLC, Veqtor Finance Company, L.L.C., Samstock, L.L.C., CMH Investment Partnership LP, Craig M. Hatkoff, JRK Investment Partnership LP and John R. Klopp, dated as of March 8, 2000 (filed as Exhibit 2 to Schedule 13-D jointly filed by Veqtor Finance Company, L.L.C. and other reporting persons identified therein on May 23, 2001 and incorporated herein by reference).

             J Fund I Class A Common Stock Warrant Agreement of Capital Trust, Inc. granting warrant to Travelers Limited Real Estate Mezzanine Investments I, LLC, dated as of March 8, 2000 (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K (File No. 1-14788) filed on March 23, 2000 and incorporated herein by reference).

             K Promissory Note of Travelers Limited Real Estate Mezzanine Investments I, LLC, for the benefit of CT Mezzanine Partners I, LLC, dated as of March 8, 2000, in the amount of $1,360,000.

             L Fund II Class A Common Stock Warrant Agreement of Capital Trust, Inc. granting warrant to Travelers General Real Estate Mezzanine Investments II, LLC, dated as of April 9, 2001.

             M Promissory Note of Travelers General Real Estate Mezzanine Investments II, LLC, for the benefit of CT Mezzanine Partners II, LLC, dated as of April 9, 2001, in the amount of $964,992.

             N Stockholder Approval Agreement, among Travelers General Real Estate Mezzanine Investments II, LLC, John R. Klopp and JRK Investment Partnership, dated as of March 8, 2000.

             O Stockholder Approval Agreement, among Travelers General Real Estate Mezzanine Investments II, LLC, Douglas Crocker II, Cindy McHugh and Crocker-CT General Partnership, dated as of March 8, 2000.

             P Stockholder Approval Agreement, among Travelers General Real Estate Mezzanine Investments II, LLC, a Delaware limited liability company, Timothy H. Callahan, Meg Siegler Callahan and Callahan-CT General Partnership, dated as of March 8, 2000.

             Q Stockholder Approval Agreement, among Travelers General Real Estate Mezzanine Investments II, LLC, Rod F. Dammeyer, Diane N. Dammeyer and DRD Family Partnership LP, dated as of March 8, 2000.

             R Stockholder Approval Agreement, among Travelers General Real Estate Mezzanine Investments II, LLC, Gary R. Garrabrant and GRG Investment Partnership LP, dated as of March 8, 2000.

             S Stockholder Approval Agreement, among Travelers General Real Estate Mezzanine Investments II, LLC, Craig M. Hatkoff and CMH Investment Partnership LP, dated as of March 8, 2000.

             T Stockholder Approval Agreement, among Travelers General Real Estate Mezzanine Investments II, LLC, Sheli Z. Rosenberg, Burton X. Rosenberg and Rosenberg-CT General Partnership, dated as of March 8, 2000.

             U Stockholder Approval Agreement, among Travelers General Real Estate Mezzanine Investments II, LLC and Samstock, L.L.C., dated as of March 8, 2000.

             V Stockholder Approval Agreement, among Travelers General Real Estate Mezzanine Investments II, LLC and Veqtor Finance Company, L.L.C., dated as of March 8, 2000.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       April 19, 2001



Travelers Limited Real Estate Mezzanine Investments I, LLC

By: /s/ Duane Nelson
    -----------------------------------------
Name:  Duane Nelson
Title: Vice President


Travelers General Real Estate Mezzanine Investments II, LLC

By: /s/ Duane Nelson
    -----------------------------------------
Name:  Duane Nelson
Title: Vice President


TINDY RE Investments, Inc.

By: /s/ Duane Nelson
    -----------------------------------------
Name:  Duane Nelson
Title: Vice President


The Travelers Indemnity Company

By: /s/ Duane Nelson
    -----------------------------------------
Name:   Duane Nelson
Title:  Vice President


Travelers Property Casualty Corp.

By: /s/ Daniel W. Jackson
    -----------------------------------------
Name:   Daniel W. Jackson
Title:  Assistant Secretary


The Travelers Insurance Group Inc.

By: /s/ Joseph B. Wollard
    -----------------------------------------
Name:   Joseph B. Wollard
Title:  Assistant Secretary


PFS Services, Inc.

By: /s/ Joseph B. Wollard
    -----------------------------------------
Name:   Joseph B. Wollard
Title:  Assistant Secretary


Associated Madison Companies, Inc.

By: /s/ Joseph B. Wollard
    -----------------------------------------
Name:   Joseph B. Wollard
Title:  Assistant Secretary


Citigroup Inc.

By: /s/ Joseph B. Wollard
    -----------------------------------------
Name:   Joseph B. Wollard
Title:  Assistant Secretary